FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Fuller, Samuel R.	2. Issuer Name and Ticker or Trading Symbol D.R. Horton, Inc. (DHI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President, Treasurer & CFO
(Last) (First) (Middle) 1901 Ascension Blvd., Suite 100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year July 18, 2002
(Street) Arlington,, TX 76006		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								7,231(1)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options:
(Right to buy) (2)	$5.4407(3)							10% = 634(4)	02/24/04	Common Stock	4,437		4,437	D
(Right to buy) (2)	$3.9287 (3)							10% = 300 (4)	07/21/04	Common Stock	899		899	D
(Right to buy) (2)	$3.3226 (3)							10% = 299 (4)	01/19/05	Common Stock	1,199		1,199	D
(Right to buy) (2)	$5.6120 (3)							10% = 981 (4)	11/16/05	Common Stock	4,901		4,901	D
(Right to buy) (2)	$5.3035 (3)							10% = 907 (4)	07/18/06	Common Stock	4,538		4,538	D
(Right to buy) (2)	$5.8889 (3)							10% = 908 (4)	07/28/07	Common Stock	9,075		9,075	D
(Right to buy) (2)	$12.1567 (3)							10% = 2,723 (4)	07/23/08	Common Stock	27,224		27,224	D
(Right to buy) (2)	$10.0225 (3)							10% = 3,330 (4)	10/02/10	Common Stock	33,300		33,300	D
(Right to buy) (2)	$21.90	07/18/02		A	V	40,000		10% = 4,000 (4)	07/18/12	Common Stock	40,000		40,000	D

Explanation of Responses:

(1) Adjusted to reflect the effect of a 3 for 2 Common Stock split paid April 9, 2002.
(2) Each Stock Option contains a provision allowing for the withholding of stock to satisfy the Optionee's tax obligation upon exercise.
(3) Exercise Price and number of shares adjusted to reflect the effects of a 6% Common Stock dividend paid June 30, 1994, a 9% Common Stock dividend paid June 30, 1995, a 40% Common Stock dividend paid September 16, 1995, an 8% Common Stock dividend paid May 24, 1996, a 9% Common Stock dividend paid September 29, 2000, an 11% Common Stock dividend paid March 23, 2001 and a 3 for 2 Common Stock split paid April 9, 2002, to the extent occurring after grant.
(4) Stock Option has a 10 year term and vests as to 10% of the grant on the first nine anniversary dates of the grant and 10% 9.75 years after the grant.

By: /s/ Samuel R. Fuller Samuel R. Fuller **Signature of Reporting Person	11/12/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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